FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2006

000-51025

(Commission File Number)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY
LIMITED

(Translation of registrant's name into English)

5th Floor, Union Plaza

20 Chaowai Street, Chaoyang District

Beijing 100020, People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On September 15, 2006, by way of shareholders’ special resolutions, Ninetowns Digital World Trade Holdings Limited changed its name to Ninetowns Internet Technology Group Company Limited (the “Company”). The change in name became effective the same day.

On September 25, 2006, the Company issued the press release furnished as an exhibit to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

By: /s/ Tommy S. L. Fork
Name:	Tommy S. L. Fork
Title:	Chief Financial Officer

Date:	September 28, 2006

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated September 25, 2006 regarding the Company’s shareholders’ approval of Ninetowns change of company name to ‘Ninetowns Internet Technology Group Company Limited’